Exhibit 99.1

DATE:	July 21, 2014 4:00 p.m.
CONTACT:	Archie M. Brown, Jr. President and CEO
MainSource Financial Group, Inc. 812-663-6734

MAINSOURCE FINANCIAL GROUP — NASDAQ, MSFG —
Announces Second Quarter 2014 Operating Results

•                  Net Income of $7.8 million, or $0.38 per common share

•                  Common stock dividend will increase to $0.11 per share in the third quarter

•                  ROA of 1.08%

•                  Tangible Common Equity Ratio of 9.2%

Greensburg, Indiana, Archie M. Brown, Jr., President and Chief Executive Officer of MainSource Financial Group, Inc. (NASDAQ: MSFG), announced today the unaudited financial results for the second quarter of 2014.  For the three months ended June 30, 2014, the Company recorded net income of $7.8 million, or $0.38 per common share, compared to net income of $7.3 million, or $0.35 per common share, in the second quarter of 2013.  The Company also announced that the Board of Directors had approved a payment of a common dividend of $0.11 per share, payable on September 15, 2014 to common shareholders of record as of September 5, 2014.  This dividend represents an increase of $0.01 per share.

CEO Comments

Mr. Brown stated, “We are pleased with our second quarter results.  Our earnings per share of $.38 increased by 9% from the same period one year ago and by 27% when compared to the first quarter of this year.  Total revenue increased by 1% from the second quarter of last year to $34.3 million.  A 7% increase in loans, a 3% increase in total assets and lower provision expense led to the improvement from last year.  Our growth in loans has slowed compared to our forecast, yet we continue to have good activity and full pipelines.”

Mr. Brown continued, “We continue to be encouraged by our control of non-interest expenses.  Our non-interest expense was flat when compared to the second quarter of last year as higher employee expense (primarily related to our de novo investment in Louisville, Kentucky) was offset by lower marketing expense, lower collection expense and small declines in most other expense categories.  Total non-interest expense for the second quarter was 2% lower than the linked quarter as a result of lower occupancy expense (related to the extreme bad winter conditions during the first quarter of this year).”

Mr. Brown concluded, “We are very pleased with the progression of The Merchants Bank and Trust Company (MBT) merger process.  As of this time, we have received all regulatory approvals required for closing the merger.  We await the approval of the MBT shareholders and satisfaction of other customary closing conditions.  Subject to completion of these conditions, we anticipate the merger to close in the fourth quarter of this year.  We are also pleased to report our Board has approved a 10% increase in the quarterly common dividend to $.11 per share payable in the third quarter of 2014.  The increase reflects our continued improvement in earnings and general positive outlook.”

Second Quarter Results

NET INTEREST INCOME

Net interest income was $23.1 million for the second quarter of 2014 compared to $22.5 million a year ago.  The increase in net interest income was primarily due to an increase in the earning asset base.  Net interest margin, on a fully-taxable equivalent basis, was 3.83% for the second quarter of 2014, which was eight basis points below the second quarter of 2013 and six points lower than the first quarter of 2014.

NON-INTEREST INCOME

The Company’s non-interest income was $11.2 million for the second quarter of 2014 compared to $11.4 million for the same period in 2013 and $9.3 million in the first quarter of 2014.  Comparing to the same period a year ago a decrease in mortgage banking income was partially offset by an increase in service charge income.  All other categories were relatively flat year over year.  On a linked quarter basis, seasonal fluctuations in mortgage banking income, service charges and interchange income were the primary drivers of the increase.  In addition, other income increased in the second quarter of 2014 compared to the first quarter of 2014 as the Company recorded a write-down of $500 thousand related to the closing of three branch offices in the first quarter.

NON-INTEREST EXPENSE

The Company’s non-interest expense was $23.8 million for the second quarter of 2014 compared to $23.9 million for the same period in 2013.  An increase in employee costs related to the Company’s recent investments in new markets was offset by decreases in marketing and collections expenses.  On a linked-quarter basis, non-interest expense decreased by approximately $400 thousand.  A slight increase in employee costs was more than offset by a decrease in occupancy expenses.  Occupancy expenses were abnormally high in the first quarter of 2014 due to the harsh winter.

BALANCE SHEET AND CAPITAL

Total assets were $2.86 billion at June 30, 2014, an increase of $90 million from a year ago.  The increase was primarily due to an increase in loan balances of $118 million.  On a linked-quarter basis the balance sheet was relatively flat.  Loan balances grew by $13 million during the second quarter of 2014.  The Company’s regulatory capital ratios remain strong and as of June 30, 2014 were as follows: leverage ratio of 10.2%, tier one capital to risk-weighted assets of 15.5%, and total capital to risk-weighted assets of 16.8%.  In addition, as of June 30, 2014, the Company’s tangible common equity ratio was 9.2%.

ASSET QUALITY

Non-performing assets (NPAs) were $37.0 million as of June 30, 2014, an increase of approximately $9.0 million on a linked-quarter basis.  During the second quarter the Company restructured a large problem credit using an A/B note structure.  The B note related to this credit was charged off ($3.8 million) while the A note is now classified as a troubled debt restructuring (TDR).  The Company had allocated for the charge off of the B note in its loan loss reserve in previous quarters.  NPAs represented 1.29% of total assets as of June 30, 2014 compared to 0.97% as of March 31, 2014 and 1.45% as of June 30, 2013.  During the second quarter of 2014 approximately $1.6 million of loans were transferred to non-accrual status representing the lowest quarter of inflows since the beginning of 2009.  Net charge-offs were $4.1 million for the second quarter of 2014 and represented 0.98% of average loans on an annualized basis.  As discussed above, $3.8 million of the charge-offs during the quarter were related to one credit.  The Company’s allowance for loan losses as a percent of total outstanding loans was 1.40% as of June 30, 2014 compared to 1.61% as of March 31, 2014 and 1.77% as of June 30, 2013.

MAINSOURCE FINANCIAL GROUP

(unaudited)

(Dollars in thousands except per share data)

	Three months ended June 30		Six months ended June 30
Income Statement Summary	2014	2013	2014	2013
Interest Income	$25,247	$25,036	$50,687	$50,352
Interest Expense	2,103	2,501	4,322	5,219
Net Interest Income	23,144	22,535	46,365	45,133
Provision for Loan Losses	750	1,000	1,500	2,734
Noninterest Income:
Trust and investment product fees	1,146	1,269	2,416	2,304
Mortgage banking	1,662	1,914	2,978	3,943
Service charges on deposit accounts	5,307	5,124	9,892	9,610
Securities gains/(losses)	(4)	(11)	(4)	833
Interchange income	2,024	1,902	3,759	3,513
OREO gains/(losses)	39	(22)	(38)	(318)
Other	1,031	1,185	1,475	1,741
Total Noninterest Income	11,205	11,361	20,478	21,626
Noninterest Expense:
Employee	13,699	12,799	27,272	26,317
Occupancy & equipment	4,164	4,158	8,811	8,373
Intangible amortization	432	478	864	958
Marketing	760	964	1,358	2,009
Collection expenses	394	859	831	1,809
FDIC assessment	365	467	800	904
FHLB advance prepayment penalty	—	—	—	2,239
Consultant expenses	350	375	700	750
Other	3,630	3,755	7,372	7,624
Total Noninterest Expense	23,794	23,855	48,008	50,983
Earnings Before Income Taxes	9,805	9,041	17,335	13,042
Provision for Income Taxes	2,051	1,717	3,356	1,727
Net Income	$7,754	$7,324	$13,979	$11,315
Preferred Dividends & Accretion	—	(203)	—	(405)
Net Income Available to Common Shareholders	$7,754	$7,121	$13,979	$10,910

	Three months ended June 30		Six months ended June 30
Average Balance Sheet Data	2014	2013	2014	2013
Gross Loans	$1,698,761	$1,576,275	$1,691,545	$1,570,354
Earning Assets	2,600,795	2,490,313	2,599,497	2,478,255
Total Assets	2,870,357	2,783,649	2,866,822	2,771,977
Noninterest Bearing Deposits	447,674	411,794	446,925	408,585
Interest Bearing Deposits	1,812,009	1,806,116	1,790,094	1,791,748
Total Interest Bearing Liabilities	2,075,966	2,017,196	2,078,325	2,006,658
Shareholders’ Equity	322,033	323,963	317,344	324,081

	Three months ended June 30		Six months ended June 30
Per Share Data	2014	2013	2014	2013
Diluted Earnings Per CommonShare	$0.38	$0.35	$0.68	$0.53
Cash Dividends Per Common Share	0.10	0.06	0.20	0.12
Market Value - High	17.89	14.12	18.03	15.10
Market Value - Low	16.12	12.02	15.78	12.02
Average Outstanding Shares (diluted)	20,578,282	20,428,118	20,571,614	20,403,469

	Three months ended June 30		Six months ended June 30
Key Ratios (annualized)	2014	2013	2014	2013
Return on Average Assets	1.08%	1.06%	0.98%	0.82%
Return on Average Equity	9.66%	9.07%	8.88%	7.04%
Net Interest Margin	3.83%	3.91%	3.86%	3.95%
Efficiency Ratio	66.04%	66.94%	68.34%	72.59%
Net Overhead to Average Assets	1.76%	1.80%	1.94%	2.14%

	June 30	March 31	December 31	September 30	June 30
Balance Sheet Highlights	2014	2014	2013	2013	2013
Total Loans (Excluding Loans Held for Sale)	$1,700,798	$1,687,551	$1,671,926	$1,610,990	$1,583,281
Allowance for Loan Losses	23,867	27,247	27,609	27,849	28,002
Total Securities	852,374	881,104	891,106	893,187	886,908
Goodwill and Intangible Assets	69,161	69,593	70,025	69,959	70,414
Total Assets	2,861,017	2,872,379	2,859,864	2,824,347	2,771,055
Noninterest Bearing Deposits	455,496	459,541	436,550	415,572	421,950
Interest Bearing Deposits	1,800,849	1,766,284	1,764,078	1,752,702	1,761,767
Other Borrowings	220,663	265,663	294,252	297,809	216,858
Shareholders’ Equity	327,381	315,559	305,526	304,471	314,566

	June 30	March 31	December 31	September 30	June 30
Other Balance Sheet Data	2014	2014	2013	2013	2013
Tangible Book Value Per Common Share	$12.62	$12.03	$11.53	$11.49	$11.24
Loan Loss Reserve to Loans	1.40%	1.61%	1.65%	1.73%	1.77%
Loan Loss Reserve to Non-performing Loans	141.86%	135.75%	123.50%	99.56%	90.68%
Nonperforming Assets to Total Assets	0.72%	0.83%	0.93%	1.16%	1.30%
NPA’s (w/ TDR’s) to Total Assets	1.29%	0.97%	1.07%	1.31%	1.45%
Tangible Common Equity Ratio	9.25%	8.78%	8.44%	8.51%	8.49%
Outstanding Shares	20,458,763	20,445,951	20,417,224	20,403,933	20,391,433

	June 30	March 31	December 31	September 30	June 30
Asset Quality	2014	2014	2013	2013	2013
Special Mention Loans	$37,917	$53,019	$56,960	$79,059	$85,763
Substandard Loans (Accruing)	24,344	29,429	27,277	12,138	15,235
New Non-accrual Loans (for the 3 months ended)	1,626	2,963	2,312	2,761	2,687

Loans Past Due 90 Days or More and Still Accruing	$—	$—	$14	$—	$372
Non-accrual Loans	16,824	20,071	22,341	27,972	30,508
Other Real Estate Owned	3,723	3,841	4,120	4,784	5,182
Total Nonperforming Assets (NPA’s)	$20,547	$23,912	$26,475	$32,756	$36,062
Troubled Debt Restructurings (Accruing)	16,408	4,041	4,188	4,162	4,207
Total NPA’s with Troubled Debt Restructurings	$36,955	$27,953	$30,663	$36,918	$40,269

Net Charge-offs - QTD	$4,130	$1,112	$1,040	$1,153	$4,726
Net Charge-offs as a % of average loans (annualized)	0.98%	0.27%	0.25%	0.29%	1.20%

(1) Tangible common equity, tangible assets and tangible book value per share are non-GAAP financial measures calculated using GAAP amounts. Tangible common equity is calculated by excluding the balance of preferred stock, goodwill and other intangible assets from the calculation of stockholders’ equity. Tangible assets are calculated by excluding the balance of goodwill and other intangible assets from the calculation of total assets. Tangible book value per share is calculated by dividing tangible common equity by the number of shares outstanding. The Company believes that these non-GAAP financial measures provide information to investors that is useful in understanding its financial condition. Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures calculated by other companies. A reconciliation of these non-GAAP financial measures is provided below (dollars in thousands, except per share data).

	June 30	March 31	December 31	September 30	June 30
	2014	2014	2013	2013	2013
Shareholders’ Equity	$327,381	$315,559	$305,526	$304,471	$314,566
Less: Intangible Assets	69,161	69,593	70,025	69,959	70,414
Preferred Stock	—	—	—	—	14,945
Tangible Common Equity	258,220	245,966	235,501	234,512	229,207

Total Assets	2,861,017	2,872,379	2,859,864	2,824,347	2,771,055
Less: Intangible Assets	69,161	69,593	70,025	69,959	70,414
Tangible Assets	2,791,856	2,802,786	2,789,839	2,754,388	2,700,641

Ending Shares Outstanding	20,458,763	20,445,951	20,417,224	20,403,933	20,391,433

Tangible Book Value Per Share	$12.62	$12.03	$11.53	$11.49	$11.24
Tangible Common Equity/Tangible Assets	9.25%	8.78%	8.44%	8.51%	8.49%

MainSource Financial Group is listed on the NASDAQ National Market (under the symbol: “MSFG”) and is a community-focused, financial holding company with assets of approximately $2.9 billion. The Company operates 74 full-service offices throughout Indiana, Illinois, Kentucky and Ohio through its banking subsidiary, MainSource Bank, headquartered in Greensburg, Indiana. Through its non-banking subsidiary, MainSource Title LLC, the Company provides various related financial services.

Forward-Looking Statements

Except for historical information contained herein, the discussion in this press release includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are covered by the safe harbor provisions of such sections.  These statements are based upon management expectations, goals and projections, which are subject to numerous assumptions, risks and uncertainties (many of which are beyond management’s control). Factors which could cause future results to differ materially from these expectations include, but are not limited to, the following: general economic conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; deposit flows; the costs of funds; general market rates of interest; interest rates on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; changes in the quality or composition of the Company’s loan and investment portfolios; the Company’s ability to integrate acquisitions; and other factors, including various “risk factors” as set forth in our most recent Annual Report on Form 10-K and in other reports we file from time to time with the Securities and Exchange Commission.  These reports are available publicly on the SEC website, www.sec.gov, and on the Company’s website, www.mainsourcefinancial.com.

Additional Information for Investors and Shareholders

Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with its proposed merger with MBT, MainSource will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”.

MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.